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                              April 20, 2021

       Andrea J. Young
       Chief Financial Officer
       UNITED GUARDIAN INC
       230 Marcus Blvd.
       Hauppauge, NY 11788

                                                        Re: UNITED GUARDIAN INC
                                                            Form 10-K for the
Fiscal Year ended December 31, 2020

       Dear Ms. Young:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2020

       Report of Indepdendent Registered Public Accounting Firm, page F-2

   1. We note that Baker Tilly US, LLP's audit report does not indicate how long they have served as your auditor,
the city and state from which the report was issued, or the date of the report. Please have
your auditors revise their report accordingly. Refer to PCAOB
                                                        Auditing Standards
3101.10. We remind you that your amendment should include the
                                                        entire    Item    that
has been amended, as well as certifications that are currently dated and refer to the Form
10-K/A.

              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             You may contact Jeanne Baker at 202-551-3691 or Terence O'Brien, Branch Chief, at
       202-551-3355 with any questions.
 Andrea J. Young
UNITED GUARDIAN INC
April 20, 2021
Page 2



FirstName LastNameAndrea J. Young   Sincerely,
Comapany NameUNITED GUARDIAN INC
                                    Division of Corporation Finance
April 20, 2021 Page 2               Office of Life Sciences
FirstName LastName